UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2011

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on PPL Electric Utilities Deploys Alvarion’s 4G Wireless Broadband Solution for Smart Grid Communications Network. Dated February 1st , 2011	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

By:	/s/ Lior Shemesh
Name: Lior Shemesh
Title: CFO

Date: February 1st, 2011

EXHIBIT 1

PPL Electric Utilities Deploys Alvarion’s 4G Wireless Broadband Solution for Smart Grid Communications Network

Alvarion’s BreezeMAX® Extreme 3650 provides wireless broadband coverage over Harrisburg, PA region

Washington, D.C., February 1st, 2011 – Alvarion® Ltd. (NASDAQ: ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, today announced that Pennsylvania’s PPL Electric Utilities is deploying Alvarion’s BreezeMAX® Extreme 3650 WiMAX solution as part of its smart grid communications network.

The communication network upgrade, enabled by a grant from the U.S. Department of Energy, constitutes the first phase of PPL’s smart grid project with initial coverage of more than 60,000 customers over 150 square miles in the company’s Harrisburg, PA, operating region. The utility’s smart grid project also includes deployment of a new distribution management system. Future phases that will expand coverage of distribution automation to its other operating regions across central and eastern Pennsylvania are being planned.  PPL Electric Utilities serves more than 1.4 million customers.

“We are very pleased with the deployment progress of our next-generation smart grid communication network in our Harrisburg region around the state capital,” said Matthew Green, smart grid program manager, PPL Electric Utilities. “Alvarion’s standards-compliant wireless broadband products have helped us create a robust and secure communication infrastructure in our network. This project enables us to completely transform the electric distribution system and introduce efficient energy optimization and outage management techniques that will benefit our customers.”

PPL’s smart grid project involves system upgrades geared toward operational improvements and enhanced service reliability. This helps PPL reduce service interruption time by integrating their outage and distribution management systems and advanced metering infrastructure.

Alvarion’s solution is being deployed as part of an agreement with Alcatel-Lucent, which is also providing a high-speed fiber-optic communication infrastructure for the project and is ensuring end-to-end integration of these technologies on behalf of PPL.

“The new, state-of-the-art IP based broadband communication infrastructure will help PPL Electric Utilities achieve its objectives of network modernization and service improvements for its customers,” Kamal Ballout, Global Vice President Energy Systems Integration Division. “The success of this deployment lays the foundation for many more upcoming joint projects in the industry.

 “We are confident Alvarion’s field-proven 4G broadband wireless solutions will play a significant part in achieving PPL’s desired objectives,” said Eran Gorev, president and CEO of Alvarion. “We are very pleased to work with Alcatel-Lucent on this important project as well. By working together, we can merge our complementary product portfolios and expertise to create exceptional smart grid solutions for utilities around the world.”

Alvarion offers standards-based as well as proprietary wireless broadband solutions in licensed, license-exempt and quasi-licensed frequencies for optimized smart grid connectivity and maximum return on infrastructure investments.

About PPL
PPL Electric Utilities, a subsidiary of PPL Corporation (NYSE: PPL), provides electric delivery service to 1.4 million customers in 29 counties of eastern and central Pennsylvania and has consistently ranked among the best companies for customer service in the United States. More information is available at www.pplelectric.com.

About Alcatel-Lucent
Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted transformation partner of service providers, enterprises, strategic industries such as defense, energy, healthcare, transportation, and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP and optics technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 15.2 billion in 2009 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.L

You may request Alvarion's future press releases or a complete Investor Kit by contacting Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.